Exhibit 99.1

Brenmiller Energy Announces Equipment Order for Dimona, Israel Production Facility

-	$1.4 Million Equipment Order is a Significant Milestone to Ramp Production of Thermal Energy Storage Solution Modules –

-	Facility on Track for First Production Run in late 2022; to Reach Full Capacity by End of 2023 –

Rosh Haayin, Israel (August 16, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced that is has made a $1.4 million equipment order in connection with the expansion at its automated production facility currently under construction in Dimona, Israel. The equipment, which is critical to the operation of the facility, is expected to be delivered in November 2022.

“We continue to make progress in our efforts to become one of the leading global suppliers of Thermal Energy Storage systems, “Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “This equipment order, which follows the recent drawdown on our credit facility with the European Investment Bank (EIB), is another major milestone for Brenmiller and keeps us on track to reach full production capacity of up to 4,000 MWh per year of bGen thermal storage modules, at our newly upgraded facility in Dimona, Israel by the end of 2023.”

“We believe that this facility will significantly improve Brenmiller’s ability to supply the global industrial and utility market with a cost-efficient and clean energy technology, particularly in Europe, where the cost of energy has risen significantly and energy security and reliability are of increasing importance given the geopolitical situation in the region,” continued Brenmiller. “Our bGen TES solution combines thermal storage, heat exchange, and steam generation solutions to help industrial and utility companies improve their energy efficiency and reliability, as well as their efforts to decarbonize their thermal processes and meet their long-term sustainability goals.”

 About Brenmiller Energy

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the steam, hot water and hot air they need for a variety of applications, including, for example, to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: its expected timeline for delivering the equipment ordered for and reaching full production capacity at the Company’s Dimona production facility that is under construction; the role the Company’s Dimona production facility will play to significantly improve Brenmiller’s ability to supply the global industrial and utility market with cost-efficient and clean energy technology; and how its bGen TES help companies improve their energy efficiency and reliability and meet their long-term sustainability goals. Without limiting the generality of the foregoing, words such as "plan," "project," "potential," "seek," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company's results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com